Exhibit 99.3

Aptorum Group Limited Reports Financial Results and Business Update for the Six Months Ended June 30, 2022

NEW YORK--(BUSINESS WIRE)—September 30, 2022, Aptorum Group Limited (NASDAQ: APM, Euronext Paris: APM) (“Aptorum Group” or the “Company”), a clinical stage biopharmaceutical company dedicated to meeting unmet medical needs in oncology, autoimmune and infectious diseases, today provided a business update and announced financial results for the six months ended June 30, 2022.

“During the first half of 2022, we remained focused on advancing the development of our therapeutic programs. As announced in early 2022, both our SACT-1 program (targeting neuroblastoma) and ALS-4 program (targeting MRSA), has announced the completion and positive Phase I clinical trial results. Our RPIDD program (liquid biopsy based approach to infectious disease rapid molecular diagnostics) are also progressing well into its clinical validation studies. We are excited to work towards the commencement of the relevant phase II clinical trials for our ALS-4 and SACT-1 programs and the continuation of the clinical validation of our RPIDD program. Finally, we are also pleased to have announced the commercialization of our NativusWell® nutraceutical product, a novel supplement targeting woman’s health including menopausal symptoms, commencing in Hong Kong initially and to be followed into the European and US markets in due course.” said Mr. Darren Lui, Chief Executive Officer and Executive Director of Aptorum Group Limited.

Clinical Pipeline Update and Upcoming Milestones

In January 2022, Aptorum Group announced the completion of the Phase I clinical trial for ALS-4,, a small molecule drug targeting methicillin-resistant staphylococcus aureus related infections. The Phase I clinical trial of ALS-4 was a randomized, double-blinded, placebo-controlled, single and multiple ascending dose study designed to evaluate safety, tolerability, and pharmacokinetics or orally administered ALS-4 in healthy male and female adult volunteers. Currently, the Company is preparing the relevant submission to the US FDA to initiate a Phase 2 clinical trials for skin and soft tissue infections and/or bacteraemia. The study treatments were well tolerated and no serious adverse events were observed and no relevant clinical changes in respect of vital signs and clinical laboratory test results.

In May 2022, Aptorum Group announced the finalized data from the Phase I clinical trial of SACT-1, a repurposed small molecule drug targeting Neuroblastoma and potentially other cancer types. The Phase I clinical trial of SACT-1 was an open-label, randomized, 3-period, 3-sequence, single-dose crossover bioavailability and food effect study of SACT-1 (oral suspension) in healthy adult volunteers. The study treatments were well tolerated and no subjects were discontinued from study participation because of adverse events. No serious adverse events were reported during the study. SACT-1 also received Orphan Drug Designation from the US FDA.

In September 2022, Aptorum Group announced further results and updates from its RPIDD’s analytical and clinical validations in patient samples. It was further announced the company has taken steps to initiate the set up of a clinical laboratory in the state of California, which is targeted to require relevant CLIA certification.

In September 2022, Aptorum Group announced the commencement of sale of its NativusWell® nutraceutical product targeting woman’s health and the launch of it’s initial sales launch in Hong Kong, to be followed in Europe and United States.

Corporate Highlights

In May 2022, Mr. Darren Lui has been appointed as the Chief Executive Officer. Mr. Lui was previously the Aptorum Group Limited’s President, successfully brought two small molecule drugs (ALS-4 and SACT-1) from discovery to their respective completion of two phase I clinical trials and currently in preparation for their next phase of clinical trials in human patients, as well as conducting ongoing clinical validations of the Company’s RPIDD program, a liquid biopsy based molecular diagnostics for infectious diseases.

In July 2022, Mr. Martin Siu has been appointed as the Head of Finance. Mr. Siu has over 19 years’ experience in the field of audit and regulatory consultancy and has supported a number of listed companies over the years.

Financial Results for the Six Months Ended June 30, 2022

Aptorum Group reported a net loss of $2.7 million for the six months ended June 30, 2022 compared to $17.1 million for the same period in 2021. The decrease in net loss in the current period was driven by an decrease of loss on investments in marketable securities, net of $7.5 million, and there was a gain on non-marketable investment of $5.6 million in 2022 while there was no such gain in the same period in 2021.

Research and development expenses were $4.5 million for the six months ended June 30, 2022 compared to $5.5 million for the same period in 2021. The decrease in research and development expenses was mainly due to the decrease in services provided by contracted research organizations as we are in a planning process for Phase 2 of our lead projects which does not require many services from contracted research organizations.

General and administrative fees were $2.4 million for the six months ended June 30, 2022 compared to $2.6 million for the same period in 2021. The decrease in general and administrative fees was primary due to the decrease in number of employees.

Legal and professional fees were $1.4 million for the six months ended June 30, 2022 compared to $1.2 million for the same period in 2021. The increase in legal and professional fees was mainly due to more share based compensation awards was granted for consultancy services when compared to the same period in 2021.

As of June 30, 2022, cash and restricted cash totalled approximately $7.2 million and total equity was approximately $15.6 million.

Aptorum Group expects that its existing cash and restricted cash together with undrawn line of credit facility from related parties, will enable it to fund its operating and capital expenditure requirements for at least the next 12 months.

APTORUM GROUP LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in U.S. Dollars)

	June 30, 2022	December 31, 2021
	(Unaudited)
ASSETS
Current assets:
Cash	$4,065,788	$8,131,217
Restricted cash	3,130,270	130,270
Accounts receivable	71,814	78,722
Inventories	29,704	35,775
Marketable securities, at fair value	153,905	236,615
Amounts due from related parties	141,457	47,754
Due from brokers	76,330	76,380
Loan receivable from a related party	657,404	3,358,089
Other receivables and prepayments	997,900	593,478
Total current assets	9,324,572	12,688,300
Property, plant and equipment, net	3,331,498	3,731,116
Operating lease right-of-use assets	495,415	154,439
Long-term investments	9,744,985	4,156,907
Intangible assets, net	826,184	880,256
Long-term deposits	295,891	296,225
Total Assets	$24,018,545	$21,907,243

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$46	$11,389
Accounts payable and accrued expenses	4,843,862	4,172,565
Finance lease liabilities, current	22,106	47,923
Operating lease liabilities, current	339,649	145,391
Loan payables	3,000,000	-
Total current liabilities	8,205,663	4,377,268
Operating lease liabilities, non-current	163,906	23,853
Total Liabilities	$8,369,569	$4,401,121

Commitments and contingencies	-	-

EQUITY
Class A Ordinary Shares ($1.00 par value; 60,000,000 shares authorized, 13,265,503 and 13,202,408 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively)	$13,265,503	$13,202,408
Class B Ordinary Shares ($1.00 par value; 40,000,000 shares authorized, 22,437,754 shares issued and outstanding as of June 30, 2022 and December 31, 2021)	22,437,754	22,437,754
Additional paid-in capital	44,336,942	43,506,717
Accumulated other comprehensive income (deficit)	29,327	(2,019)
Accumulated deficit	(57,422,767)	(55,537,515)
Total equity attributable to the shareholders of Aptorum Group Limited	22,646,759	23,607,345
Non-controlling interests	(6,997,783)	(6,101,223)
Total equity	15,648,976	17,506,122
Total Liabilities and Equity	$24,018,545	$21,907,243

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Stated in U.S. Dollars)

	For the six months ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Revenue
Healthcare services income	$527,462	$637,784
Operating expenses
Costs of healthcare services	(529,991)	(629,987)
Research and development expenses	(4,509,303)	(5,508,356)
General and administrative fees	(2,400,418)	(2,564,117)
Legal and professional fees	(1,356,164)	(1,240,512)
Other operating expenses	(183,104)	(189,125)
Total operating expenses	(8,978,980)	(10,132,097)

Other income (loss)
Loss on investments in marketable securities, net	(82,710)	(7,565,273)
Gain on non-marketable investment, net	5,588,078	-
Loss on investments in derivatives, net	-	(4,289)
Gain on use of digital currencies	-	4,918
Interest income (expense), net	149,734	(126,102)
Sundry income	66,628	82,652
Total other income (loss), net	5,721,730	(7,608,094)

Net loss	$(2,729,788)	$(17,102,407)
Less: net loss attributable to non-controlling interests	(844,536)	(1,020,983)

Net loss attributable to Aptorum Group Limited	$(1,885,252)	$(16,081,424)

Net loss per share – basic and diluted	$(0.05)	$(0.47)
Weighted-average shares outstanding – basic and diluted	35,682,652	34,280,137

Net loss	$(2,729,788)	$(17,102,407)
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	31,346	(25,029)
Other comprehensive income (loss)	31,346	(25,029)
Comprehensive loss	(2,698,442)	(17,127,436)
Less: comprehensive loss attributable to non-controlling interests	(844,536)	(1,020,983)
Comprehensive loss attributable to the shareholders of Aptorum Group Limited	(1,853,906)	(16,106,453)

About Aptorum Group

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications), autoimmune and infectious diseases. Aptorum has completed two phase I clinical trials for its ALS-4 (MRSA) and orphan drug designated SACT-1 (Neuroblastoma) small molecule drugs and commercializing its NLS-2 NativusWell® nutraceutical (menopause). The pipeline of Aptorum is also enriched through (i) the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through, e.g. systematic screening of existing approved drug molecules, and microbiome-based research platform for treatments of metabolic diseases; and (ii) the co-development and ongoing clinical validation of its novel molecular-based rapid pathogen identification and detection diagnostics technology with Singapore’s Agency for Science, Technology and Research.

For more information about the Company, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations.

These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future, as well as the prospectus that received the French Autorité des Marchés Financiers visa n°20-352 on 16 July 2020. As a result, the projections included in such forward-looking statements are subject to change and actual results may differ materially from those described herein.

Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This announcement is not a prospectus within the meaning of the Regulation (EU) n°2017/1129 of 14 June 2017 as amended by Regulations Delegated (EU) n°2019/980 of 14 March 2019 and n°2019/979 of 14 March 2019.

This press release is provided “as is” without any representation or warranty of any kind.

Contacts

Aptorum Group Limited
Investor Relations Department
investor.relations@aptorumgroup.com
+44 20 80929299

Redchip – Financial Communications United States
Investor relations
Craig Brelsford

craig@redchip.com

+1 407 571 0902

Actifin – Financial Communications Europe
Investor relations
Ghislaine Gasparetto
ggasparetto@actifin.fr
+33 1 56 88 11 22